One F.N.B. Boulevard, Hermitage, PA 16148-3363

724-981-6000

February 17, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark Webb

                 Legal Branch Chief

Re:	F.N.B. Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-31940

Ladies and Gentlemen:

The purpose of this letter is to provide a detailed response to the comments contained in the Commission’s January 11, 2012 letter to F.N.B. Corporation. For convenience of reference, we have included in italics each of the staff’s numbered comments followed by the Corporation’s corresponding response to each comment.

Later this month, the Corporation will file its Annual Report on Form 10-K for the year ended December 31, 2011 and our responses to the staff’s comments set forth in this letter will be addressed in various disclosures in that Annual Report on Form 10-K.

The Corporation’s responses are as follows:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Item 1. Lending Activity, Page 48

1.	We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary. For example, it appears that you present information throughout the document based on geography (FNBPA – PA, FNBPA – FL, etc.). Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio and tell us how you considered presenting these disclosures by class by geographic distribution, as discussed in ASC Subtopic 310-10-55-17(e).

Upon further analysis of ASU 2010-20, we have revised the table referenced above from the 2010 Annual Report on Form 10-K as shown below to provide additional detail on the commercial loan portfolio to reflect the type of collateral and geographic distribution of the financing receivables. New line items have been added for commercial real estate, commercial real estate in Florida and commercial and industrial loans. The revised presentation below reflects the level of disaggregation that management uses to assess and monitor the risk and performance of the portfolio.

Lending Activity

The loan portfolio consists principally of loans to individuals and small- and medium-sized businesses within the Corporation’s primary lending market area of Pennsylvania and northeastern Ohio. The portfolio also includes commercial real estate loans in Florida, of which approximately 29.1% were land-related and 70.9% were non land-related as of December 31, 2011. Additionally, the portfolio contains consumer finance loans to individuals in Pennsylvania, Ohio, Tennessee and Kentucky, which totaled $163.9 million or 2.4% of total loans at December 31, 2011, compared to $162.8 million or 2.7% of total loans as of December 31, 2010. Due to the relative insignificance of these consumer finance loans and the lower risk profile relative to the Florida loans, they are not segregated from other consumer loans.

Following is a summary of loans (in thousands):

December 31	2011	2010	2009	2008	2007
Commercial real estate	$2,341,646	$2,061,119	$2,059,215	$1,953,154	$1,308,157
Commercial real estate - FL	154,081	195,281	243,911	294,200	264,843
Commercial and industrial	1,363,692	1,081,592	931,612	926,587	659,860
Commercial leases	110,795	79,429	57,255	36,664	—

Commercial loans and leases	3,970,214	3,417,421	3,291,993	3,210,605	2,232,860
Direct installment	1,029,187	1,002,725	985,746	1,070,791	941,249
Residential mortgages	670,936	622,242	605,219	638,356	465,881
Indirect installment	540,789	514,369	527,818	531,430	427,663
Consumer lines of credit	607,280	493,881	408,469	340,750	251,100
Other	38,261	37,517	30,116	28,448	25,482

	$6,856,667	$6,088,155	$5,849,361	$5,820,380	$4,344,235

Allowance and Provision for Loan Losses, page 52

2.	We note the company has continued to recognize significant levels of loan net charge-offs within the Florida portfolio as well as elevated levels of problem loans. Total net charge-offs in fiscal 2009 exceeded the beginning of the year allowance for loan losses while in fiscal 2010 net charge-offs were approximately 99% of the allowance for loan losses at the beginning of the year. The allowance for loan losses to nonperforming loans ratio continues to be significantly lower than for the company’s other core lending portfolios. Please provide us with and revise your disclosures in future filings to provide a more specific and thorough discussion of the credit risks within the Florida lending portfolio. In your response you should also address both the additional information requested to be disclosed in previous comments and trends therein as well as your appraisal policies in light of the reappraisal of land-related loans which resulted in a $12.9 million 4th quarter 2010 write-down (e.g. how often does this occur and has this been done on the entire portfolio).

Our practices to assess credit risk within the Florida portfolio have focused on reviewing updated financial information, monitoring market conditions and obtaining updated independent third-party appraisals on non-performing loans and other real estate owned (OREO). We have considered the staff comments and adjusted the proposed disclosure for 2011. Relevant portions of the proposed 2011 Annual Report on Form 10-K disclosure are as follows:

Allowance and Provision for Loan Losses

The Corporation’s Florida exposure has resulted in significant provisions and charge-offs since 2008 due to continued declines in the real estate values and unstable economic conditions in that market. As a result, the Corporation faces several credit-related risks, including the risk of deteriorating property values, repayment risk and geographic risk. The Corporation’s practice for the past three years has been to conduct annual independent third-party property appraisals on all Florida loans secured by vacant land or land development projects as part of its ongoing monitoring of the trends in the Florida real estate markets with concentrations in Cape Coral, Fort Myers and Orlando. The substantial majority of independent third-party property appraisals for the Corporation’s land-related projects are scheduled for the fourth quarter to ensure the Corporation’s annual provisions and year-end allowance for loan losses are based on current valuations. During the year, management monitors the real estate values in Florida through a review of property appraisals and monitoring real estate transactions in the market. The Corporation’s active monitoring provides management a reasonable basis on which to update reserve estimates during the year in anticipation of the receipt of independent third-party property appraisals in the fourth quarter. Charge-offs are taken on specific loans based on the updated valuations in the normal course of business.

During 2011, the Corporation experienced heightened investor interest in its Florida portfolio combined with increased lending by Florida-based financial institutions. As a result of this increased activity, the Corporation sold several properties held in OREO, and was also successful in refinancing with other banks or selling notes for land and construction projects. The continuation of this activity will help further reduce the level of problem assets in the Florida portfolio.

Data collected from reappraisals during 2011 on certain properties in the Florida portfolio, along with Florida market data, suggests that Florida land valuations have not yet fully stabilized and may be subject to further declines. As a result, the Corporation provided additional reserves for the Florida land portfolio during the first three quarters of 2011 in anticipation of the reappraisal process that occurred for approximately 82% of the properties in the land portfolio during the fourth quarter of 2011. The appraisals received in the fourth quarter of 2011 were in line with the Corporation’s expectations. The cumulative impact of loan migrations, write-downs and transfers to OREO during the year resulted in a $2.6 million reduction in the Florida land-related allowance from $7.6 million or 12.1% at December 31, 2010 to $5.0 million or 11.1% at December 31, 2011.

The following table provides additional information relating to the provision and allowance for loan losses for the Corporation’s total Florida loan portfolio (dollars in thousands):

At or for the Year Ended December 31	2011	2010
Provision for loan losses	$10,061	$17,126
Allowance for loan losses	12,946	17,485
Net charge-offs	14,600	19,433
Net charge-offs/average loans	8.19%	8.83%
Allowance for loan losses/total loans	8.40%	8.95%
Allowance for loan losses/non-performing loans	33.09%	31.66%

During 2011, the Corporation reduced its Florida land-related exposure, including loans and OREO, by $13.9 million or 17.7%, to $64.2 million at December 31, 2011. During 2010, the Corporation reduced its Florida land-related exposure by $25.1 million or 24.3%, to $78.1 million at December 31, 2010. Efforts to originate new Florida loans ceased more than three years ago as part of the Corporation’s objective to reduce higher risk exposures in the Florida portfolio.

Notes to Consolidated Financial Statements

Note 6. Loans, page 88

3.	Please provide us with and revise future filings, to include a roll forward of activity for the accretable yield recorded for purchased loans to reflect the specific amounts attributable to additions, accretion, disposals of loans, and reclassifications to or from nonaccretable difference during the period as required by ASC Subtopic 310-30-50-2.2.

As requested, our future filings will include disclosure of and changes in accretable yield. For purchased credit-impaired (PCI) loans acquired prior to 2011 for which it was probable at acquisition that all contractually required payments would not be collected, we did not disclose accretable yield and accretion thereof because such amounts were considered immaterial. The 2011 data is under development and will be included in the Annual Report on Form 10-K to be filed later this month. The pertinent disclosures with respect to changes in accretable yield on PCI loans for the years ended December 31, 2010 and 2009 are as follows (in thousands):

Year Ended December 31	2010	2009
Balance at the beginning of year	$(1,266)	$(1,771)
Accretion	3,057	5,109
Disposals/transfers	58	167
Reclassifications of non-accretable difference	(2,711)	(4,771)

Balance at end of year	$(862)	$(1,266)

Accretion in the table above includes $2,711 in 2010 and $4,771 in 2009 that primarily represents payoffs received on certain loans in excess of expected cash flows.

4.	Please provide us with and revise future filings, to include a rollforward of your loans accounted for under ASC 310-30 which reconciles your contractual receivable to your carrying amount. Your revised disclosure should also include disaggregated information pertaining to your nonaccretable yield.

Our future filings will include in the “Loans and Allowance for Loan Losses” note a new subsection captioned “Purchased Credit-Impaired (PCI) Loans” that will contain expanded disclosure regarding our accounting for PCI loans under ASC
Subtopic 310-30. The 2011 data is under development and will be included in the Annual Report on Form 10-K to be filed later this month. The pertinent disclosures with respect to amounts related to PCI loans for the years ended December 31, 2010 and 2009 are as follows (in thousands):

	Contractual Receivable	Non- Accretable Difference	Expected Cash Flows	Accretable Yield	Carrying Amount
For the Year Ended December 31, 2010
Balance at beginning of year	$28,974	$(17,564)	$11,410	$(1,266)	$10,144
Accretion	—	—	—	3,057	346
Payments received	(4,756)	—	(4,756)	—	(2,045)
Reclass from non-accretable difference	—	2,711	2,711	(2,711)	—
Disposals/transfers	(1,268)	667	(601)	58	(543)
Contractual interest	1,685	(1,685)	—	—	—

Balance at end of year	$24,635	$(15,871)	$8,764	$(862)	$7,902

For the Year Ended December 31, 2009
Balance at beginning of year	$34,917	$(21,183)	$13,734	$(1,771)	$11,963
Accretion	—	—	—	5,109	338
Payments received	(5,853)	—	(5,853)	—	(1,082)
Reclass from non-accretable difference	—	4,771	4,771	(4,771)	—
Disposals/transfers	(1,920)	678	(1,242)	167	(1,075)
Contractual interest	1,830	(1,830)	—	—	—

Balance at end of year	$28,974	$(17,564)	$11,410	$(1,266)	$10,144

Accretion in the table above includes $2,711 in 2010 and $4,771 in 2009 that primarily represents payoffs received on certain loans in excess of expected cash flows.

5.	Please tell us and disclose how the remaining amounts of the both the contractual and expected cash flows are determined at each reporting period.

Our future filings will contain disclosures regarding how we determine remaining amounts of both the contractual and expected cash flows for each reporting period. The pertinent disclosures for the years ended December 31, 2011, 2010 and 2009 are as follows:

For each reporting period, total cash flows (both principal and interest) expected to be collected over the remaining life of the loan incorporate assumptions regarding default rates, loss severities, the amounts and timing of prepayments, the value of underlying collateral based on independent appraisals that the Corporation reviews for acceptability and considering the time and costs of foreclosure and disposition of the collateral, and other factors that reflect then-current market conditions. The Corporation modifies, updates and refines assumptions as circumstances change. Contractual cash flows at each reporting period are determined utilizing the amortized cost method of loan accounting after recognition of contractual interest.

Note 8. Allowance for Loan Losses, page 93

6.	Please revise future filings to include a rollforward of the allowance for loans losses for purchased credit impaired loans.

Our future filings will include the requested disclosure and rollforward regarding allowance for loan losses for purchased credit impaired loans. The proposed expanded disclosure of changes in the allowance for loan losses in the 2011 Annual Report on
Form 10-K, which includes the rollforward of PCI loans, is set forth as follows (in thousands):

	Balance at Beginning of Period	Charge- Offs	Recoveries	Net Charge- Offs	Provision for Loan Losses	Balance at End of Period
Commercial real estate	$32,439	$(6,439)	$588	$(5,851)	$3,749	$30,337
Commercial real estate - FL	17,485	(14,579)	6	(14,573)	10,034	12,946
Commercial and industrial	24,682	(3,642)	368	(3,274)	4,069	25,477
Commercial leases	1,070	(567)	75	(492)	977	1,555

Total commercial loans and leases	75,676	(25,227)	1,037	(24,190)	18,829	70,315
Direct installment	14,941	(8,874)	876	(7,998)	7,871	14,814
Residential mortgages	4,578	(1,261)	67	(1,194)	1,052	4,436
Indirect installment	5,941	(2,957)	501	(2,456)	2,018	5,503
Consumer lines of credit	4,743	(2,110)	213	(1,897)	2,602	5,448
Other	241	(1,194)	31	(1,163)	1,068	146
Purchased credit-impaired loans	—	(208)	7	(201)	201	—

	$106,120	$(41,831)	$2,732	$(39,099)	$33,641	$100,662

The Corporation did not have an allowance for PCI loans as of December 31, 2010.

In addition, the Corporation acknowledges that:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in its Exchange Act filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss this response with you in order to address any further questions or concerns. Please call the undersigned at (724) 983-3745 to arrange a discussion.

Sincerely,

/s/ VINCENT J. CALABRESE, JR.

Vincent J. Calabrese, Jr.

Chief Financial Officer